Exhibit 99(a)(5)

To:	Covansys US Stock Option Holders

From:	Martin C. Clague, CEO

Subject:	Covansys Employee Stock Option Exchange Program

Date:	November 15, 2002

As I previously communicated to you on my letter dated October 25th, the Covansys Board of Directors has decided to implement a U.S. stock option exchange program. Under this exchange program Covansys will offer eligible employees the opportunity to voluntarily exchange their current outstanding Covansys U.S. stock options for new stock options.

The Covansys Board of Directors made this decision because Covansys’ philosophy of granting stock options to reward, motivate, and retain our most critical asset, our employees, was not being fulfilled because the current market price of our stock has fallen below the exercise price for many of you who have outstanding Covansys U.S. stock options.

Enclosed with this letter is a packet of materials containing detailed information and instructions about the stock option exchange program and all of the forms you will need to complete if you choose to participate in this offer. This packet also includes a listing of the number of outstanding stock options you currently hold and the number of new options you will receive if you elect to cancel a grant.

Before making any decision, I encourage you to carefully review all of the materials. A special stock option email address has been established to answer your questions. That email address is stockoptions@covansys.com. If you have any questions about your own tax or financial situation, you may also wish to discuss your participation in this program with your personal tax or financial advisor.

Whether you decide to exchange your current stock options for new options or to hold onto your existing stock options, the success of our company and the future value of your options are linked. Together through our dedication, hard work and continued service we can increase its value and our return to the shareholders.